UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

SMART Technologies Inc.

(Exact name of registrant as specified in its charter)

Alberta, Canada	001-34798	98-0658457
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3636 Research Road NW Calgary, Alberta Canada	T2L 1Y1
(Address of principal executive offices)	(Postal Code)

Matt Sudak
Vice President, Legal, General Counsel and Corporate Secretary	403-407-5203

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 through December 31, 2015.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Item 1.02 Exhibit

Conflict Minerals Disclosure

The Conflict Minerals Report of SMART Technologies Inc. for the reporting period January 1, 2015 through December 31, 2015 is filed herewith as Exhibit 1.01. A copy of the Report is available at http://smarttech.com/About+SMART/About+SMART/Commitment/Conflict+Minerals.

Section 2—Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – SMART Technologies Inc. Conflict Minerals Report for the reporting period January 1, 2015 through December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SMART TECHNOLOGIES INC.

By:	/s/ Matt Sudak	Date: May 27, 2016
Matt Sudak, Vice President, Legal,
General Counsel and Corporate Secretary